                                                              Page 1 of 11 Pages
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           MARLTON TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879517 10 0
                                   -----------
                                 (CUSIP Number)

                           Stephen M. Goodman, Esquire
                           Morgan, Lewis & Bockius LLP
                                One Logan Square
                           Philadelphia, PA 19103-6993
                                  215-963-5224
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 31, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stanley D. Ginsburg
________________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                         (b) [ ]
________________________________________________________________________________

3     SEC USE ONLY

________________________________________________________________________________

4     SOURCE OF FUNDS*
                  PF, 00
________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]
________________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
________________________________________________________________________________

                           7        SOLE VOTING POWER
   NUMBER OF                        288,192  shares
    SHARES       ______________________________________________________________
  BENEFICIALLY
   OWNED BY                8        SHARED VOTING POWER
    EACH                           1,809,000 shares
  REPORTING     ________________________________________________________________
   PERSON
     WITH                  9        SOLE DISPOSITIVE POWER
                                    740,442 shares
                ______________________________________________________________

                          10       SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,097,192 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      29.9%
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ira Ingerman
________________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) [ ]
________________________________________________________________________________

3     SEC USE ONLY

________________________________________________________________________________

4     SOURCE OF FUNDS*
                  PF, 00
________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]
________________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
________________________________________________________________________________

                           7        SOLE VOTING POWER
   NUMBER OF                        455,292  shares
    SHARES       ______________________________________________________________
  BENEFICIALLY
   OWNED BY                8        SHARED VOTING POWER
    EACH                            1,809,000 shares
  REPORTING     ________________________________________________________________
   PERSON
     WITH                  9        SOLE DISPOSITIVE POWER
                                    735,642 shares
                ______________________________________________________________

                          10       SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,264,292 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      32.3%
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lawrence Schan
________________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) [ ]
________________________________________________________________________________

3     SEC USE ONLY

________________________________________________________________________________

4     SOURCE OF FUNDS*
                  PF, 00
________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]
________________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
________________________________________________________________________________

                           7        SOLE VOTING POWER
   NUMBER OF                        100 shares
    SHARES       ______________________________________________________________
  BENEFICIALLY
   OWNED BY                8        SHARED VOTING POWER
    EACH                            1,809,000 shares
  REPORTING     ________________________________________________________________
   PERSON
     WITH                  9        SOLE DISPOSITIVE POWER
                                    904,600 shares
                ______________________________________________________________

                          10       SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,809,000 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.8%
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DMS Store Fixtures Shareholders Trust
________________________________________________________________________________

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) [ ]
________________________________________________________________________________

3     SEC USE ONLY

________________________________________________________________________________

4     SOURCE OF FUNDS*
                  AF
________________________________________________________________________________

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [ ]
________________________________________________________________________________

6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
________________________________________________________________________________

                           7        SOLE VOTING POWER
   NUMBER OF                        1,809,000 shares
    SHARES       ______________________________________________________________
  BENEFICIALLY
   OWNED BY                8        SHARED VOTING POWER
    EACH                            0
  REPORTING     ________________________________________________________________
   PERSON
     WITH                  9        SOLE DISPOSITIVE POWER
                                    0
                ______________________________________________________________

                          10        SHARED DISPOSITIVE POWER
                                    0
________________________________________________________________________________

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,809,000 shares
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
________________________________________________________________________________

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      25.8%
________________________________________________________________________________

14    TYPE OF REPORTING PERSON*
      00
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D


     Reference is made to Schedule 13D previously filed under date of June 15, 1992 by Stanley D. Ginsburg and Ira Ingerman relating to the common stock, $.10 par value (the "Common Stock"), of Marlton Technologies, Inc. (the "Company"), as amended by Amendment No. 1 filed separately by Mr. Ginsburg and Mr. Ingerman under date of August 7, 1995 and by Amendment No. 2 filed separately by Mr. Ginsburg, Mr. Ingerman and Lawrence Schan (together, the "DMS Principals") under date of July 25, 1997. This Amendment No. 3 is being filed by each of the DMS Principals and the DMS Store Fixtures Shareholders Trust ("Trust") (collectively, the "Filing Persons") as a result of the acquisition of DMS Store Fixtures, L.P. ("DMS") by the Company (the "Acquisition") and the formation of the Trust. The Filing Persons hereby amend the Schedule 13D as follows:

Item 2. Identity and Background.

     (a) This statement is being filed by Stanley D. Ginsburg, Ira Ingerman, Lawrence Schan and the Trust.

     (b) Mr. Ginsburg's address is Sutton Terrace, Apartment 1016, 50 Belmont Avenue, Bala Cynwyd, PA 19004. Mr. Ingerman's address is 1320 Centennial Road, Narberth, PA 19072. Mr. Schan's address is 250 King Manor Drive, King of Prussia, PA 19406. The Trust's address is Attn: Ira Ingerman, 250 King Manor Drive, King of Prussia, PA 19406.

     (c) The principal occupation of Messrs. Ginsburg and Ingerman is, either directly or indirectly through entities owned by them, real estate investment and investment in operating companies. Mr. Ginsburg is also co-Chairman and Chief Executive Officer of DMS Store Fixtures, Corp. ("New DMS"), a wholly owned subsidiary of the Company. Mr. Ingerman also is the co-Chairman and Chief Financial Officer of New DMS. The principal occupation of Mr. Schan is President and Chief Operating Officer of New DMS. The sole purpose of the Trust is to hold and vote the shares of Common Stock contributed to the Trust by the DMS Principals in accordance with the terms of the DMS Store Fixtures Shareholders Trust Agreement.

      (d) None of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) During the last five years, none of the Filing Persons were a party to a civil proceeding of a judicial or administrative body as a result of which proceeding any of the Filing Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) Each of DMS Principals is a United States citizen. The Trust was established under the laws of the Commonwealth of Pennsylvania.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 31, 1997, pursuant to the Purchase Agreement (the "Purchase Agreement") dated as of July 18, 1997 between the DMS Principals, Equivest Development, Inc. III ("Equivest"), DMS Store Fixtures, Inc., DMS G.P., Inc. and the Company, the Company acquired all of the limited and general

                                                              Page 7 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D


partnership interests in DMS in exchange for $14,500,000 in cash (the "Cash Consideration") and 2,000,000 shares of Common Stock (the "Stock Consideration"). An additional 250,000 shares of Common Stock are issuable if New DMS achieves at least $12,500,000 in pre-tax earnings over a five-year period (the "Additional Stock Consideration"). If earned, Mr. Schan will receive 50% of the Additional Stock Consideration and Messrs. Ginsburg and Ingerman will each receive 25% of the Additional Stock Consideration. Of the shares issued under the Purchase Agreement, the Trust received an aggregate of 1,809,000 shares of the Stock Consideration (452,500 shares contributed by each of Messrs. Ginsburg and Ingerman and 904,500 shares contributed by Mr. Schan), as more fully described in Item 6, and the remaining 191,000 shares of Stock Consideration were received by DMS employees who entered into a Shareholders Agreement dated December 30, 1997 (the "Shareholders Agreement"), as more fully described in Item 6. The ultimate distribution of the Stock Consideration among the DMS Principals is dependent on the continued employment of the DMS Principals by DMS following the Acquisition, as described in Item 6.

     The Cash Consideration from the Acquisition was allocated in following manner: 14.53% to Equivest, 17.735% to each Messrs. Ginsburg and Ingerman and 50% to Mr. Schan. Messrs. Ginsburg and Ingerman each own 50% of Equivest.

Item 4. Purpose of Transaction.

      The shares of Common Stock acquired in the Acquisition and those shares of Common Stock previously held by certain of the Filing Persons are being held for investment purposes. Subject to the terms of the Trust, depending upon market conditions and each Filing Person's perception of the attractiveness of holding Common Stock as an investment, the Filing Persons may determine to sell all or a material portion of their shares of Common Stock, or to acquire additional shares of Common Stock or other securities of the Company, in each case, in the open market, in privately negotiated transactions or otherwise.

      Subject to the foregoing, the Filing Persons have no plans or proposals that relate to or would result in any of the events described in subparagraphs
(a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Of the 1,809,000 shares of Common Stock held by the Trust, 452,250 shares were contributed by Mr. Ginsburg, 452,250 shares were contributed by Mr. Ingerman and 904,500 were contributed by Mr. Schan. By virtue of the provisions of the Trust (see Item 6), Messrs. Ginsburg, Ingerman and Schan have shared voting power with respect to the 1,809,000 shares held by the Trust. In addition, Mr. Ginsburg directly owns 288,192 shares of Common Stock, Mr. Ingerman directly owns 283,392 shares of Common Stock and Mr. Schan directly owns 100 shares of Common Stock. Also, Mr. Ingerman has sole voting power over the 171,900 shares held by him as custodian under the Shareholder Agreement as described in Item 6.

      As a result of the foregoing, Mr. Ginsburg may be deemed to beneficially own 2,097,192 shares (29.9% of the shares of Common Stock outstanding); Mr. Ingerman may be deemed to beneficially own 2,264,292 shares (32.3% of the shares of Common Stock outstanding); Mr. Schan may be deemed to beneficially own 1,809,100 shares (25.8% of the shares of Common Stock outstanding) and the Trust may be deemed to beneficially own 1,809,000 shares (25.8% of the shares of Common Stock outstanding). The Filing Persons

                                                              Page 8 of 11 Pages

CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D


collectively may be deemed to beneficially own 2,552,584 shares (36.4% of the shares of Common Stock outstanding). All percentages are calculated based upon 7,017,414 shares of Common Stock outstanding as of December 31, 1997.

     Of the shares beneficially owned by the Filing Persons, Mr. Ginsburg has sole voting power with respect to 288,192 shares, shared voting power with respect to 1,809,000 shares and sole investment power with respect to 740,442 shares; Mr. Ingerman has sole voting power with respect to 455,292 shares, shared voting power with respect to 1,809,000 shares and sole investment power with respect to 735,642 shares; Mr. Schan has sole voting power with respect to 100 shares, shared voting power with respect to 1,809,000 shares and sole investment power with respect to 904,600 shares; and the Trust has sole voting power with respect to 1,809,000 shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     A. DMS Store Fixtures Shareholders Trust Agreement.

     On December 31, 1997, the Trust received 1,809,000 shares of Common Stock as a result of the Acquisition (904,500 shares of Common Stock by Mr. Schan and 452,250 shares of Common Stock by each of Messrs. Ingerman and Ginsburg) to the Trust. The DMS Principals will contribute any Additional Stock Consideration to the Trust. The Trust has a term expiring March 31, 2003.

     The Trust was established pursuant to the DMS Store Fixtures Shareholders Trust Agreement (the "Trust Agreement"). The Trust provides that each of the DMS Principals will be vested in the shares he contributed to the Trust in five equal annual increments. In the event that any DMS Principal were to cease being employed by the Company without the consent of the Company or were to be terminated by the Company for cause (as defined in the Trust Agreement), prior to December 31, 2002, such person will be entitled to receive only those shares that have vested at that time, and all unvested shares of Common Stock will be divided pro rata among the remaining DMS Principals. Prior to vesting, the DMS Principals may not sell, transfer or otherwise convey the Common Stock that they contributed to the Trust; however, vested shares may be distributed to the DMS Principal who contributed such shares and be transferred by such DMS Principal upon the his request and with the consent of the other DMS Principals who have beneficial ownership in the Trust at the time of the request.

     The Common Stock held in the Trust will be voted by the unanimous consent of the DMS Principals who have a beneficial ownership in the trust at the time of the vote. Mr. Ingerman, as trustee under the Trust, will vote the shares held by the Trust in the manner agreed upon by the DMS Principals, or, in the absence of unanimous agreement as to how to vote, will abstain from voting the Shares held by the Trust.

     The Trust will terminate prior to the expiration of its term in the event that (i) the Company and each of the DMS Principals then employed by DMS agree to terminate the Trust or (ii) the Company ceases to exist pursuant to a merger, consolidation, recapitalization, reorganization or dissolution. The Trust provides that each of the DMS Principals will have the right to receive his allocable share of the Stock Consideration and any Additional Stock Consideration upon the dissolution of the Trust provided that such DMS Principal

                                                              Page 9 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D


remains (with certain permitted exceptions such as death or disability or termination of employment without cause) an employee of the Company as of the date of such dissolution.

     The duration and vesting terms of the Trust may only be amended by the DMS Principals with the Company's prior written consent.

     The foregoing summary of the Trust Agreement is qualified in its entirety by reference to the Trust Agreement dated December 31, 1997 attached hereto as Exhibit B.

     B. DMS Employee Shareholders Agreement

     In contemplation of the Acquisition, certain employees of DMS (the "DMS Employees") received 171,900 shares of Common Stock (the "DMS Employee Shares") in exchange for shares of DMS Store Fixtures, Inc. that they received as a bonus prior to the Acquisition. Each of the DMS Employees entered into the Shareholders Agreement pursuant to which Mr. Ingerman serves as custodian of the DMS Employee Shares and has been granted a proxy to vote the DMS Employee Shares. The Shareholders Agreement will be in effect until March 31, 2003.

     Under the Shareholders Agreement, the DMS Employees will be vested in their shares, if they remain employed by New DMS at the expiration of the term of the Shareholders Agreement (with certain permitted exceptions such as death or disability or termination of employment without cause, as defined in the Shareholders Agreement) and the performance targets (the "Performance Targets") are met. In the event that any of the DMS Employees were to cease being employed by New DMS without the consent of New DMS or were to be terminated by New DMS for cause, as defined in the Shareholders Agreement, prior to the expiration of the term of the Shareholders Agreement, all unvested shares allocable to those DMS Employees will not vest and will be forfeited. Additionally, if the Performance Targets are not met, the DMS Employees unvested shares will be forfeited. Under the Performance Targets, all of the shares will vest if the increase in gross revenue for the year ending December 31, 2002 of New DMS is at least $15,000,000 greater than the gross revenue of DMS for the year ended December 31, 1997. If the increase in gross revenue for the same period is greater than $11,000,000 but less than $15,000,000, a percentage of the shares will vest, as detailed on Schedule A of the Shareholders Agreement.

     At the termination of the Shareholders Agreement, all of the forfeited shares will be allocated in the following manner: (i) if the Performance Targets are met, all of the forfeited shares will be allocated to the DMS Principals and the DMS Employees, pro rata in proportion to the Stock Consideration received by such person and (ii) if the Performance Targets are not met, all of the forfeited shares will be allocated among the DMS Principals in proportion to the Stock Consideration received by such persons. The custodian has the discretion at any time to reduce or eliminate the Performance Targets in his sole discretion.

     The foregoing summary is qualified in its entirety by reference to the Shareholders Agreement dated December 30, 1997 attached hereto as Exhibit C.

                                                             Page 10 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D


Item 7. Material to be Filed as Exhibits.

     Exhibit A - Purchase Agreement dated as of July 18, 1997 (incorporated by reference to Amendment No. 2 to Schedule 13D).

     Exhibit B - DMS Store Fixtures Shareholders Trust Agreement dated December 31, 1997.

     Exhibit C- Shareholders Agreement dated December 30, 1997.

                                                             Page 11 of 11 Pages
CUSIP NO. 879517 10 0
                         AMENDMENT NO. 3 TO SCHEDULE 13D

                                    SIGNATURE

      1. By the execution of this statement, or any amendment thereof, each of Messrs. Ginsburg, Ingerman and Schan and the Trust hereto agree that such statement or amendment shall be filed on behalf of each of them pursuant to
Section 13(d) of the Securities Exchange Act of 1934.

      2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                               /s/ Stanley D. Ginsburg
                                   --------------------------------
                                   Stanley D. Ginsburg


                               /s/ Ira Ingerman
                                   --------------------------------
                                   Ira Ingerman


                               /s/ Lawrence Schan
                                   --------------------------------
                                   Lawrence Schan

                               DMS STORE FIXTURES SHAREHOLDERS TRUST



                               By:/s/ Ira Ingerman
                                  ----------------
                                  Ira Ingerman
                                  Trustee



Date: January 8, 1998

                                    Exhibit B to Amendment No. 3 to Schedule 13D

                 DMS STORE FIXTURES SHAREHOLDERS TRUST AGREEMENT

                  DMS Store Fixtures Shareholders Trust Agreement (this "Agreement") is made as of December 31, 1997 by and among Stanley D. Ginsburg ("Ginsburg"), Ira M. Ingerman ("Ingerman") and Lawrence Schan ("Schan"). Ginsburg, Ingerman and Schan are sometimes referred to collectively as the "Shareholders" or individually as a "Shareholder."

                  WHEREAS, as a result of certain merger transactions (the "Acquisition") contemplated in that certain Purchase Agreement dated as of July 18, 1997 by and among Ginsburg, Ingerman, Schan, Equivest Development, Inc. III, DMS Store Fixtures, Inc., DMS G.P., Inc., and Marlton Technologies, Inc. (the "Purchase Agreement"), the Shareholders, as shareholders of DMS Store Fixtures, Inc. and DMS G.P., Inc. (together, the "Merging Companies"), shall be entitled to receive, in exchange for the Merging Companies' partnership interests in DMS Store Fixtures, L.P. ("DMS"), 1,809,000 shares of common stock (collectively the "Shares") of Marlton Technologies, Inc. (the "Company") at the Closing and may be able to receive an additional 250,000 Shares of Common Stock upon achievement of certain performance targets (the "Additional Shares").

                  WHEREAS, the Shareholders want to maximize their opportunity to earn the Additional Shares and believe that they can do so by working together as a team to enable DMS Store Fixtures, Inc., a subsidiary of the Company ("New DMS"), to achieve the performance targets. The Shareholders believe that the departure of any of the three Shareholders would have an adverse effect on their opportunity to earn the Additional Shares and an adverse effect on the value of the Shares and Additional Shares. The Shareholders wish to provide an incentive to each other to help achieve the performance targets over the five year earn-out period in order to earn the Additional Shares, and they wish to compensate the remaining Shareholders, through a form of liquidated damages, for the loss and reduction in value that they anticipate they may incur if any one of the Shareholders leaves during the five year earn-out period. The trust will also allow the Shareholders to vote as a group with respect to the Shares held by the trust. The Shareholders therefore have voluntarily agreed to deposit all the Shares that the Shareholders receive in exchange for the Merging Companies' partnership interests in DMS, and any Additional Shares to be received by the Shareholders as a result of the Acquisition, into a trust upon the terms hereinafter provided.

                  WHEREAS, the Shares and Additional Shares that each Shareholder contributes to the trust shall be credited to a separate account for the Shareholder, and it is intended that such separate account shall be treated as a "grantor trust" of which the Shareholder is the grantor for federal income tax purposes under Section 677 of the Internal Revenue Code of 1986, as amended.

                  NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, have agreed and do hereby agree with each other as follows:

                  1. Creation of Trust. The Shareholders hereby create a trust to be called the DMS Store Fixtures Shareholders Trust (the "Trust"), which shall be governed in accordance with the terms of this Agreement.

                  2. Term of Trust. The Trust shall be in effect for five years from the date hereof, except that the Trust shall terminate earlier if (i) the Company and each of the Shareholders who at such time are employed by New DMS agree to terminate the Trust or (ii) the Company ceases to exist pursuant to a transaction contemplated by Sections 7.4 or 7.5 or otherwise.

                  3. Trustee. Ingerman shall act as the trustee of the Trust (the "Trustee"). If Ingerman's employment with New DMS is terminated for any reason, Ginsburg and Schan (or, if either of them is no longer employed by New DMS, the one who is still employed by New DMS) shall choose a successor Trustee.

                  4. Deposit of Shares, Vesting.

                     4.1 Deposit of Shares. The Shareholders shall deposit 1,809,000 Shares with the Trustee, as follows: (a) Schan shall deposit 904,500 Shares and (b) Ingerman and Ginsburg shall each deposit 452,250 Shares, and the Shareholders shall deposit the Additional Shares in the Trust if and when issued. The certificates evidencing the Shares shall be delivered to the Trustee as herein provided and shall be registered in the name of the Trust or shall be endorsed or accompanied by duly executed stock powers and such other assignments, certificates of authority and consent to transfer instruments as may be reasonably requested by the Trustee in order to transfer record ownership of the Shares to the Trust. All Shares shall be registered in the name of "DMS Store Fixtures Shareholders Trust" and all certificates representing the Shares shall contain a legend that such certificates are held subject to the provisions of this Agreement. The Shares and Additional Shares that each Shareholder contributes to the Trust shall be credited to a separate account under the Trust for the Shareholder.

                     4.2 Administration of Shares. The Shares and Additional Shares of each Shareholder shall be held in the Trust until termination of the Trust, except as otherwise provided in this Agreement. At the termination of the Trust, each Shareholder shall receive a distribution of the Shares and Additional Shares then held in his account in the Trust. If a Shareholder terminates employment with New DMS while the Trust is in existence, the Shareholder's Shares and Additional Shares may be forfeited as described below:

                         (a) No forfeiture shall occur if the Shareholder's
employment with New DMS occurs as a result of any of the following events (an "Involuntary Termination Event"): (i) the Shareholder's death, (ii) termination by New DMS of the Shareholder's employment under his Employment Agreement with New DMS ("Employment Agreement") other than for cause ("Cause") pursuant to
Section 9.3 of his Employment Agreement, (iii) mutual separation of employment by the Shareholder and New DMS other than for Cause, (iv) separation of employment by the Shareholder as a result of a breach of his Employment Agreement by New DMS, or (v) termination of employment of the Shareholder under his Employment Agreement due to long-term disability. Promptly following an Involuntary Termination Event, the Trustee shall take all such actions as may be required to cause the terminated Shareholder or his estate to receive the Shares and Additional Shares, if and when earned, of such Shareholder re-registered in the name of the holder of the Trust Certificate without any further restrictions on such Shares and Additional Shares pursuant to this Agreement.

                         (b) If a Shareholder's employment with New DMS
terminates other than as a result of an Involuntary Termination Event while the Trust is in existence, the Shareholder shall forfeit the following portion of the Shares and Additional Shares of the Shareholder:


       Date of Termination                               Forfeited Portion
       -------------------                               -----------------

Before December 31, 1998                                        100%

On or after December 31, 1998                                    80%
  but before December 31, 1999

On or after December 31, 1999                                    60%
  but before December 31, 2000

On or after December 31, 2000                                    40%
  but before December 31, 2001

On or after December 31, 2001                                    20%
  but before December 31, 2002

On or after December 31, 2002                                     0%

As of any point in time, the Shares and Additional Shares that would be forfeited if the Shareholder terminated employment according to the foregoing table are referred to as the "Restricted Shares," and the Shares and Additional Shares that would not be forfeited are referred to as the "Unrestricted Shares".

                     4.3 Sale of Unrestricted Shares. If a Shareholder desires to sell any or all of his Unrestricted Shares that are held in the Trust, such Shareholder shall notify the other Shareholders who then have a beneficial interest in the Trust and request their permission to do so, and only after the other Shareholders agree, may such Shareholder sell his Unrestricted Shares. The Shareholder shall withdraw such Unrestricted Shares from the Trust before they are sold. A Shareholder may not sell Restricted Shares held in the Trust.

                     4.4 Restricted Shares. If a Shareholder's employment with New DMS terminates for any reason other than an Involuntary Termination Event while the Trust is in existence, the Shareholder's then Restricted Shares shall be forfeited according to the table in Section 4.2(b). The forfeited Shares shall remain in the Trust in a separate account until the end of the term of the Trust (as described in Section 2 above). Any cash dividends as described in
Section 7.1 or other dividends as described in Section 7.3 that are distributable with respect to the forfeited Shares during the remaining term of the Trust shall be paid proportionately to the Shareholders who are employed by New DMS at the time the dividends are paid or who have had an Involuntary Termination Event. At the end of the term of the Trust, the forfeited Shares shall be divided proportionately among the Shareholders who are then employed by New DMS or who have had an Involuntary Termination Event during the term of the Trust, based on the Shares and Additional Shares then held in the Trust for each such Shareholder or previously distributed pursuant to Section 4.2(a). The forfeited Shares shall be considered Unrestricted Shares when they are allocated to the accounts of such Shareholders.

                     4.5 Unregistered Shares. All Shares deposited in the Trust have not been registered under the Securities Act of 1933 (the "Act") or any state securities law, and may not be assigned, sold or transferred in violation of such Act or any such laws. The Shares are subject to registration rights pursuant to the terms of the Purchase Agreement, which may be exercised by the Trustee on behalf of the Shareholders.

                  5. Issuance of Trust Certificates. In exchange for the Shares delivered hereunder, the Trustee shall issue and deliver to each Shareholder a certificate (the "Trust Certificate") or certificates, substantially in the form attached hereto as Exhibit A, representing, in the aggregate, the number of Shares deposited by that Shareholder. Trust Certificates shall evidence the Shareholder's beneficial interest in the Trust and the Shares deposited with the Trustee in accordance herewith. The holder of a Trust Certificate shall have all rights of a holder of the Shares represented by the Trust Certificate except as otherwise provided herein. If a Shareholder forfeits Shares pursuant to Section 4.4, the Shareholder's Trust Certificate shall be modified to reflect the number of Shares forfeited (or it shall be surrendered if, all the Shareholder's Shares are forfeited).

                  6. Powers and Duties of the Trustee.

                     6.1 Unanimous Voting. If the Shareholders are requested by the Company to vote on any matter in connection with any meeting or consent in lieu of meeting of Shareholders of the Company, the Trustee shall inform each Shareholder who has a beneficial interest in the Trust about the vote and shall solicit a decision from each such Shareholder on such vote. The Trustee must vote all Shares as unanimously requested by such Shareholders, and if the Shareholders cannot come to agreement as to how to vote, the Shares shall not be voted at all.

                     6.2 Powers of Trustee. The Trustee shall have the exclusive, full and unqualified right and power in his discretion, as long as any Shares are subject to the provisions of this Agreement (i) subject to 6.1, to vote all Shares, either in person or by proxy, for every purpose for which the Shares may be voted according to the Company's Articles of Incorporation or Bylaws, or to give written consent in lieu of voting thereon to any corporate act of the Company, including, without limitation, the election of the directors of the Company who may be elected by holders of the Common Stock, any amendment or amendments of the Articles of Incorporation of the Company, the merger or consolidation of the Company into or with any other corporation or corporations, the sale of all or any part of the assets of the Company and the liquidation or dissolution of the Company, (ii) to waive notice of any regular or special meeting of stockholders of the Company, (iii) to call meetings of stockholders and (iv) to exercise all shareholder's rights and powers with respect to the Shares; provided, however, that if the Company shall be party to a merger, consolidation or other transaction as a result of which the holders of the Shares are entitled by law to surrender such Shares of stock and receive in exchange therefor the fair market value thereof in cash, securities of another issuer or property of any kind whatsoever, the Trustee will, as soon as the Trustee is notified by the Company of the existence of such rights, notify each Shareholder of the transaction and of the existence of such rights and take appropriate steps to perfect and preserve such rights.

                  7. Dividends and Distributions.

                     7.1 Cash Dividends. The Trustee shall give the Company or its dividend disbursing agent the names and addresses of the holders of the Trust Certificates, which list shall set forth the number of Shares represented by the Trust Certificates registered on the record date for any cash dividends, and the Trustee shall request the Company to make distributions of cash dividends, on behalf of the Trustee, directly to such registered holder of the Trust Certificate or to any third party designated in writing by such holders. In the event that any cash dividends are paid directly to the Trustee, the Trustee shall promptly pay over such dividends to the then registered holders of the Trust Certificates according to their respective interests at the record date.

                     7.2 Stock Dividends. If any dividend or distribution in respect of the Shares held by the Trustee is paid, in whole or in part, in voting securities of the Company, the Trustee shall hold the certificates for such shares which are received on account of such dividend and such shares shall thereafter for all purposes be treated as part of the Shares, including without limitation, with respect to forfeiture (i.e., stock dividends on Shares will become Unrestricted Shares at the same time as the underlying Shares). The holders of the Trust Certificates issued under this Trust Agreement on the date for the determination of those stockholders of the Company entitled to receive such dividend paid in Common Stock, shall be entitled to receive a Trust Certificate evidencing such holders' pro rata share of the number of such shares received as such dividend.

                     7.3 Dividends in Other Assets. If any dividend or distribution in respect of the Shares held by the Trustee is paid, in whole or in part, in assets of the Company not specified in subsections 7.1 and 7.2 of this Section 7, the Trustee shall give the Company the names and addresses of the then registered holders of the Trust Certificates, which shall set forth the number of Shares represented by the Trust Certificates, and the Trustee shall request the Company to make such distribution, on behalf of the Trustee, directly to the registered holders of the Trust Certificates. In the event the distributions are paid directly to the Trustee, the Trustee shall promptly pay over such distributions to the registered holders of the Trust Certificates according to their respective interests at the record date.

                     7.4 Mergers, etc. If, during the term hereof, the Company shall merge with, or consolidate into, another corporation or corporations or other business entity, and the Company shall not be the surviving corporation, all voting securities representing any such corporation or other business entity and other consideration received by the Trustee in exchange for or with respect to the Shares as a result of such merger, consolidation, recapitalization or reorganization shall be distributed to the holders of the Trust Certificates as their interests shall appear, against surrender by such holders of any Trust Certificates, which represented Shares which were surrendered by the Trustee pursuant to the terms of such merger, consolidation, recapitalization or reorganization.

                     7.5 Dissolution. If, during the term hereof, the Company shall be dissolved or liquidated in such a manner as to entitle the holders of Shares to liquidating dividends, the Trustee shall request all such dividends to be distributed directly by the Company to the holders of the Trust Certificates in proportion to their respective beneficial ownership in the Shares upon which dividends are paid. In the event that such dividends are paid directly to the Trustee, the Trustee shall promptly pay over such dividends to the holders of the Trust Certificates according to their respective interests at the record date.

                  8. Liability.

                     8.1 No Liability. The Trustee shall not be liable for the consequence of any vote cast or consent given and shall not incur any liability to the holders of the Trust Certificate, except for willful misconduct evidencing bad faith or gross negligence. The holders of the Trust Certificates agree to indemnify the Trustee and hold the Trustee harmless from any and all liabilities which they may incur as a result of carrying on the business of the Trust, except for willful misconduct evidencing bad faith or gross negligence.

                     8.2 Interested Transactions. No contract or other transaction between the Company and the Trustee, or any person, firm or corporation in which the Trustee may be interested or with which any of them may be affiliated or in any way related, shall be rendered invalid by the fact of their being a party thereto, or being interested in or affiliated with or related to such person, firm or corporation, and the Trustee and any such person, firm or corporation are hereby relieved from any liability under any such contract or pursuant to any such transaction resulting from the fact that the Trustee, or any such person, firm or corporation, may be interested.

                  9. Filing of Agreement. An executed counterpart of the Trust Agreement shall be filed at the principal office of the Company.

                  10. Termination. Upon the termination of the Trust hereunder, each Shareholder who has a beneficial interest in the Trust shall surrender his Trust Certificate, and the Trustee shall take all such action as may be required to cause the Shareholder's Shares and any other securities that may have been deposited in the Trust for the benefit of the Shareholder to be re-registered in the name of the registered holder of the Trust Certificate.

                  11. Governing Law. This Trust shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to principles of conflicts of law.

                  12. Third Party Beneficiary. The Shareholders acknowledge that the Company shall be entitled, as a third party beneficiary, to the rights, benefits and covenants contained herein; provided, that the Shareholders shall be able to modify jointly and in writing all the provisions hereof, in their sole discretion, except for Sections 2 and 4, which can only be modified with the prior written agreement of the Company.

                  13. Transfer. The Shareholders may not transfer their rights under this Trust to any third party, except, as part of estate planning, a Shareholder, after having obtained the consent of the other Shareholders, may assign his economic rights under this Trust to one or more family members or trusts for the benefit of such family members, so long as such Shareholder retains decision-making power with respect to all actions required to be taken by a Shareholder under the terms of this Trust.

                  IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


TRUSTEE:                                    SHAREHOLDERS:



/s/ Ira M. Ingerman                          /s/ Stanley D. Ginsburg
-----------------------------                -------------------------------
    Ira M. Ingerman                              Stanley D. Ginsburg


                                            /s/ Ira M. Ingerman
                                            --------------------------------
                                                Ira M. Ingerman


                                            /s/ Lawrence Schan
                                            --------------------------------
                                                Lawrence Schan

                                                                       EXHIBIT A



No. _____________                                  ____________ Shares



                                Trust Certificate


                  This certifies that _____________________ is the beneficial owner of ______ shares of Common Stock ("Common Stock") of Marlton Technologies, Inc., a New Jersey corporation (the "Company"), which shares have been deposited with the Trustee of the DMS Store Fixtures Shareholders Trust (the "Trust"). Upon the surrender of this certificate, when permitted by and in accordance with the terms of the Trust, the registered holder hereof will be entitled to receive a certificate representing the same number of shares of Common Stock. In addition, the registered holder has the right, upon satisfaction of certain conditions, to receive an additional _____ shares of Common Stock, which shares shall be deposited with the Trustee and administered according to the terms of the Trust.

                  This certificate is issued subject to, and the holders by accepting the same consents to, all the terms of the Trust, copies of which are on file at the principal office of the Company.

                  This certificate is transferable upon the books of the Trust by the holders of record hereof, either in person or by attorney thereto duly authorized only in accordance with the rules established for that purpose by the Trust.

                  TRUST INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR ANY STATE SECURITIES LAW, AND MAY NOT BE ASSIGNED, SOLD OR TRANSFERRED IN VIOLATION OF SUCH ACT OR ANY SUCH LAWS AND MAY NOT OTHERWISE BE ASSIGNED, SOLD OR TRANSFERRED WITHOUT COMPLYING WITH THE RESTRICTIONS ON TRANSFER SET FORTH IN THE TRUST.

                  IN WITNESS WHEREOF, the Trustee has executed this Certificate as of this ___ day of ________, 1997.

                                          --------------------------------
                                          Trustee

                                    Exhibit C to Amendment No. 3 to Schedule 13D


                             SHAREHOLDERS AGREEMENT


         THIS SHAREHOLDERS AGREEMENT (the "Agreement"), is entered into as of December 30, 1997 among the owners of shares of common stock, par value $.01 ("Common Stock") of DMS Store Fixtures who execute a counterpart signature page hereto (the "Employees"), and Ira Ingerman, as custodian (the "Custodian"). The Employees are sometimes individually referred to herein as an "Employee" and collectively referred to herein as the "Employees."

         WHEREAS, the Employees have received shares of Common Stock (collectively, including shares of any successors, the "Shares") of DMS Store Fixtures, Inc., a Pennsylvania corporation, ("DMS Store Fixtures") as compensation for services rendered; and

         WHEREAS, on December 10, 1997, the shareholders of DMS Store Fixtures unanimously consented to merge DMS Store Fixtures with a newly formed subsidiary of Marlton Technologies Inc., a New Jersey corporation ("Marlton") (the surviving company to the merger is referred to as the "Surviving Company") in accordance with the purchase agreement dated July 18, 1997 (the "Purchase Agreement"), after which the Shares shall be converted by operation of law into an aggregate of 191,000 shares of Marlton; and

         WHEREAS, the Shares have been issued to the Employees subject to each Shareholder entering into this Agreement; and

         WHEREAS, the Employees will receive directly 10 percent of their Shares upon the signing of this Agreement, with the remaining 90 percent of their shares delivered to the Custodian, with stock powers endorsed in blank, pursuant to the terms of this Agreement; and

         WHEREAS, following the merger of DMS Store Fixtures with and into the Surviving Company, Ira M. Ingerman ("Ingerman"), Stanley D. Ginsburg ("Ginsburg") and Lawrence Schan ("Schan") have agreed to enter into the DMS Store Fixtures Shareholders Trust (the "Voting Trust") and contribute 1,809,000 shares of Marlton into the Voting Trust (the "Voting Trust Shares"); and

         WHEREAS, the additional 250,000 shares of common stock of Marlton that Ingerman, Ginsburg and Schan have the potential of receiving upon the achievement of certain performance targets set forth in the Purchase Agreement are not subject to this Agreement.

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. Restrictions on Transfer of Shares. The 90 percent of the shares of the Employees, shall be subject to the terms of this Agreement. No Employee may transfer any Shares except as set forth in this Agreement. Any transfer in violation of this Agreement shall be void and shall not be recognized by DMS Store Fixtures or the Surviving Company. For purposes of this Agreement, the term "transfer" shall mean any disposition whatsoever, including without limitation, disposition by sale, gift, bequest, assignment, hypothecation or pledge, and any involuntary disposition or disposition by law or pursuant to court decree. Each Shareholder's agreement not to transfer Shares shall be interpreted to include an agreement to take such steps as may be necessary under the circumstances to avoid an involuntary transfer of Shares or transfer of Shares by operation of law. All transferees of Shares shall be bound by the obligations of the transferor under this Agreement.

         2. Term of Agreement. The Agreement shall be in effect for the period beginning the date hereof and ending March 31, 2003.

         3. Custodian. Ingerman shall act as Custodian under the Agreement. If Ingerman can no longer serve as Custodian, or if Ingerman ceases to be employed by the Surviving Company, the trustee of the Voting Trust shall serve as Custodian.

         4. Additional Agreements with Respect to Shares.

                    4.1 Vesting. The Shares of each Employee shall vest as set forth on Schedule A if (i) the Employee continues employment with the Surviving Company through the date the Shares vest according to the Vesting Schedule on Schedule A (the "Vesting Date") or the Employee's employment with the Surviving Company terminates before the Vesting Date because of a Permissible Termination Event (as defined below), and (ii) if the performance targets set forth on Schedule A (the "Performance Targets") are met. The Custodian shall determine whether the Performance Targets are met for purposes of this Agreement, based upon the financial statements of the Surviving Company included in Marlton's audited financial statements on or before March 31, 2003. For the purposes of this Agreement, "Permissible Termination Event" shall mean: (i) an Employee's death, (ii) termination of employment due to long-term disability under the Surviving Company's long-term disability plan, or (iii) involuntary termination of employment of such employee by the Surviving Company without Cause. For the purposes of this Agreement, "Cause" shall mean: a finding by the Surviving Company that an Employee has breached his or her employment or service to the Surviving Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of his or her employment or service, or has disclosed trade secrets or confidential information of the Surviving Company to persons not entitled to receive such information.

                    4.2 Forfeiture. If an Employee's employment with the Surviving Company terminates before the Vesting Date for any reason other than a Permissible Termination Event, the unvested Shares allocable to the Employee shall not vest and shall be forfeited. Additionally, if the Performance Targets are not met, the Employee's unvested Shares shall be forfeited. Shares that are forfeited are referred to as "Forfeited Shares."

                    4.3 Forfeited Shares. The Forfeited Shares shall be allocated at the end of the five years in the following manner: (i) if the Performance Targets are met, the Forfeited Shares shall be allocated to Ginsburg, Ingerman and Schan who are then employed by the Surviving Company or who had an Involuntary Termination Event as defined in
Section 4.2 of the Voting Trust Agreement, and those of the Employees who are then employed by the Surviving Company or who had a Permissible Termination Event, allocated to Ginsburg, Ingerman, Schan and to such Employees pro rata in proportion to Ginsburg, Ingerman, Schan and such Employees' right to receive shares of Common Stock (the Shares and Voting Trust Shares), immediately before the allocation, under this Agreement or the Voting Trust Agreement; or (ii) if the Performance Targets are not met, the Forfeited Shares will be allocated among those of Ginsburg, Ingerman and Schan who are then employed by the Surviving Company or had an Involuntary Termination Event, allocated pro rata in proportion to their right to receive the Voting Trust Shares under the Voting Trust Agreement.

                    4.4 Distribution of Shares. Following the allocation of any Forfeited Shares pursuant to Section 4.3, all Shares of the Employees will be distributed to the Employees, subject to applicable federal, state and local income and other payroll tax withholding requirements pursuant to Section 7.1 hereof.

                    4.5 Legend. All certificates representing Shares shall be marked with the following legend:

         THIS CERTIFICATE AND THE SHARES REPRESENTED THEREBY ARE HELD SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SHAREHOLDERS AGREEMENT AMONG THE CORPORATION AND ITS THEN SHAREHOLDERS, DATED AS OF DECEMBER ____, 1997, AND ALL AMENDMENTS THERETO, AND MAY NOT BE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE TERMS AND PROVISIONS THEREOF. A COPY OF THE SHAREHOLDERS AGREEMENT AND ALL AMENDMENTS THERETO IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION.

         5. Powers and Duties of the Custodian.

                    5.1 Voting. If the Employees are requested by the Surviving Company to vote on any matter in connection with any meeting or consent in lieu of meeting of the shareholders of the Surviving Company, the Custodian shall inform each Employee regarding the vote. All Employees agree that the Custodian is given absolute proxy to vote the Shares under this Agreement.

                    5.2 Powers of Custodian. The Custodian shall have the exclusive, full and unqualified right and power in his discretion, as long as any Shares are subject to the provisions of this Agreement (i) to vote all Shares, either in person or by proxy, for every purpose for which the Shares may be voted according to Marlton's Articles of Incorporation or Bylaws, or to give written consent in lieu of voting thereon to any corporate act of Marlton, including, without limitation, the election of the directors of Marlton who may be elected by the holders of the Common Stock, any amendment or amendments of the Articles of Incorporation of Marlton, the merger or consolidation of Marlton into or with any other corporation or corporations, the sale of all or any part of the assets of Marlton and the liquidation or dissolution of Marlton, (ii) to waive notice of any regular or special meeting of shareholders of Marlton, (iii) to call meetings of shareholders, (iv) to exercise all shareholder's rights and powers with respect to the Shares and (v) to act as proxy and attorney-in-fact for the Employees, during the term of this Agreement, with full power of substitution and resubstitution to vote all Shares; provided, however, that if Marlton shall be party to a merger, consolidation or other transaction as a result of which the holders of the Shares are entitled by law to surrender such Shares of stock and receive in exchange therefor the fair market value thereof in cash, securities of another issuer or property of any kind whatsoever, the Custodian will, as soon as the Custodian is notified by Marlton of the existence of such rights, notify each Employee of the transaction and of the existence of such rights and take appropriate steps to perfect and preserve such rights.

         6. Liability.

                    6.1 No Liability. The Custodian shall not be liable for the consequences of any vote cast or consent given and shall not incur any liability to the Employees to this Agreement, except for willful misconduct evidencing bad faith or gross negligence. The Employees agree to indemnify the Custodian and hold the Custodian harmless from any and all liabilities which the Custodian may incur as a result of carrying out the terms of the Agreement, except for willful misconduct evidencing bad faith or gross negligence.

                    6.2 Interested Transactions. No contract or other transaction between the Surviving Company or Marlton and the Custodian, or any person, firm or corporation in which the Custodian may be interested or with which any of them may be affiliated or in any way related, shall be rendered invalid by the fact of their being a party hereto, or being interested in or affiliated with or related to any such person, firm or corporation, and the Custodian and any such person, firm or corporation are hereby relieved from any liability under any such contract or pursuant to any such transaction resulting from the fact that the Custodian, or any such person, firm or corporation, may be interested.

         7. Withholding of Taxes All distributions under this Agreement shall be subject to applicable federal (including FICA), state and local tax withholding requirements. The Surviving Company shall have the right to deduct from all distributions paid in cash, or from other wages paid to the Employee, any federal, state or local taxes required by law to be withheld with respect to such distributions. In the case distributions paid in Common Stock, the Surviving Company may require the Employee or other person receiving such shares to pay to the Surviving Company the amount of any such taxes that the Surviving Company is required to withhold with respect to such distributions, or the Surviving Company may deduct from other wages paid by the Surviving Company the amount of any withholding taxes due with respect to such distributions.

         8. Miscellaneous.

                    8.1 Severability. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. If any court of competent jurisdiction shall determine that the duration, geographic limit or any other aspect of any restriction contained in this Agreement is unenforceable, it is the intention of the parties that the covenant involved in such determination shall not thereby be terminated but shall be deemed amended to the extent required to render it valid and enforceable, and such amendment shall apply only with respect to the operation of such covenant in the jurisdiction of the court that has made the adjudication.

                    8.2 Further Assurances. Each party hereto shall execute such additional documents or instruments requested by any other party as may be reasonably necessary or desirable to effect the purposes and carry out the provisions of this Agreement.

                    8.3 Representatives, Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the heirs, executors, administrators, personal representatives, successors, transferees and assigns of the parties hereto.

                    8.4 Notices. Notice, requests, demands and other communications relating to the Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested; or (c) telecopied or cabled, to the address of the respective parties as follows:

                    If to the Surviving Company, to:
                       DMS Store Fixtures, Inc.
                       250 King Manor Drive
                       King of Prussia, PA  19406
                       Philadelphia, PA 19154
                       Attn: Ira M. Ingerman

                    If to any Shareholder, to such Shareholder's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

                    8.5 Change of Address. Any party hereto may designate a different address to which notices are to be sent by giving notice of such change of address in conformity with the provisions of this Section.

                    8.6 Time of Notice. Unless otherwise specified in this Agreement, all notices shall be deemed to have been given when delivered or mailed in accordance with this Section.

                    8.7 Waiver. Failure of the parties to enforce at any time any of the provisions of the Agreement to require at any time performance by the other parties of any of the provisions hereof shall in no way be construed to be a present or future waiver of such provisions, or in any way affect the validity of this Agreement or any part hereof, or the right of the respective parties thereafter to enforce each and every such provision. Express waiver by any party does not constitute a waiver of any future obligation to comply with such provision, condition or requirement unless such express waiver is written and clearly provides to the contrary.

                    8.8 Specific Performance. The Shares are acknowledged by the parties to be special and unique property. The remedy at law for any breach of any provision of this Agreement is acknowledged by the parties to be inadequate and an aggrieved party seeking relief or remedies for such a breach shall have the right and is hereby granted the privilege, in addition to all other remedies at law or equity, to specific performance and to temporary or permanent injunctive relief without the necessity of proving actual damage.

                    8.9 Governing Law. The terms of this Agreement shall be interpreted in accordance with the laws of the Commonwealth of Pennsylvania without regard of principles of conflicts of law.

                    8.10 Section Headings. All section headings are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

                    8.11 Entire Agreement and Amendment. This Agreement states the entire agreement reach between the parties with respect to the transactions contemplated hereby and may not be amended or altered except by written instrument executed by the Surviving Company and all Employees then owning shares.

                    8.12 Counterparts. This Agreement may be executed in several counterparts, each of which is original. This Agreement and any counterparts so executed shall be deemed to be one and the same document.

                    8.13 Arbitration. Any controversy or dispute arising out of or relating to this Agreement or breach hereof shall be finally settled by arbitration in Philadelphia, Pennsylvania, in accordance with the then prevailing Rules of the American Arbitration Association. Judgment upon an arbitration award hereunder may be rendered in any court having jurisdiction thereof or application may be made to any such court for judicial acceptance of the award or an order of enforcement, as the case may be.

                    IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the date first above written.





                                        EMPLOYEE


                                        Signed by Each Shareholder
                                        -----------------------------------
                                        Signature



                                        /s/ Ira M. Ingerman
                                        -----------------------------------
                                        Ira M. Ingerman
                                        Custodian

                                                                      SCHEDULE A

                               Performance Targets

The shares subject to this Shareholders Agreement shall vest upon the achievement of increases in gross revenue of the Surviving Company so that gross revenue for the year ending December 31, 2002 shall have increased as compared with the gross revenue for the year ending December 31, 1997 ("Current Annual Revenue") in accordance with the schedule below.

                                          Increase in Gross Revenue for the
Percentage of Total                         Year Ending December 31, 2002
Shares that Vest                            Above Current Annual Revenue


          0%                                       Less than    $ 11,000,000
         10%                                       $ 11,000,000 - 11,999,999
         25%                                       $ 12,000,000 - 12,999,999
         45%                                       $ 13,000,000 - 13,999,999
         70%                                       $ 14,000,000 - 14,999,999
        100%                                       $ 15,000,000 or greater

The Custodian has the discretion at any time to reduce or eliminate the foregoing Performance Targets in such Custodian's sole discretion.